                                                                    EXHIBIT 99.1
                                                                    NEWS RELEASE


[LOGO OF INDUSTRIAL SCIENTIFIC CORPORATION]

                              1001 Oakdale Road         Phone 412-788-4353
                              Oakdale, PA 15071-1500    1-800-DETECTS (338-3287)
                              USA                       Fax 412-788-8353


Date:    March 7, 1997
Release: Immediate
Contact: James P. Hart, Vice President Finance
         Chief Financial Officer
         412-788-4353


              INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES FISCAL
                1996 RESULTS AND PLANNED SALE OF MONITOR GROUP

PITTSBURGH, PA--Industrial Scientific Corporation (NASDAQ/NMS symbol:ISCX) today reported results for fiscal year 1996 and the fourth quarter ended January 25, 1997. The Company also reported that is has decided to sell Monitor Group, a company focused on developing portable mass spectrometers acquired by Industrial Scientific in June 1995.

For the fourth quarter 1996, net sales totaled $9,559,000 compared to net sales for the fourth quarter 1995 of $8,445,000, an increase of 13.2%. Net income for the fourth quarter 1996 was $746,000 ($0.22 per share) compared to $1,070,000 ($0.31 per share) for the fourth quarter 1995. The fourth quarter 1995 included a nonrecurring positive adjustment to income of $240,000 relating to the provision for profit sharing. Results for the fourth quarter 1996 were negatively impacted by higher operating expenses primarily relating to continuing commercial development of the MG2100 mass spectrometer by Monitor Group.

For fiscal year 1996 net sales were $36,648,000 compared to $34,133,000 for fiscal 1995, an increase of 7.4%. Net income for 1996 totaled $3,725,000 ($1.10 per share) compared to $4,067,000 ($1.20 per share) for 1995, a decrease of 8.4%.

Kent D. McElhattan, President and CEO, stated, "The decision to sell Monitor Group is in the best long-term interests of shareholders, customers, and employees. The recent acquisition of McNeil Systems has fit in so well that it has quickly become an integral part of our core business. We need to focus on this core business to best take advantage of the significant growth opportunities we see in fixed systems and portable instruments, both in North America and the rest of the world. Continued investment of financial and management resources in the commercial development of the portable mass spectrometer does not fit this strategy."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.

[LOGO]                       O U R   M I S S I O N

Design-Manufacture-Sell: Highest quality products for the preservation of life and property
                   Provide: Best customer service available
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                  Condensed Consolidated Statement of Income

                                  (Unaudited)
                   (In thousands, except per share amounts)

                                  Three Months Ended     Twelve Months Ended
                                 01/25/97    01/27/96    01/25/97    01/27/96
                                 --------    --------    --------    --------
Net sales                        $9,559      $8,445      $36,648     $34,133
Gross profit                      5,094       4,506       19,815      18,191
Operating profit                    934       1,426        5,087       5,551
Net income                          746       1,070        3,725       4,067

Net income per common share       $0.22       $0.31        $1.10       $1.20

Weighted average number of
  common and common equivalent
  shares outstanding              3,369       3,383        3,375       3,384